JAMES R. ANDERSON
2801 South Ridgeview Way
Sioux Falls, SD 57105
Phone & Fax: 605-338-0483

February 26, 2010

NEWS RELEASE

ACQUISITION OF SHARES & WARRANTS OF GENCO

I have acquired ownership of 1,000,000 common shares (representing 1.18% of the outstanding shares) and warrants to purchase a further 500,000 common shares pursuant to a private placement of units (each unit consisting of one share and one-half of one warrant) of Genco Resources Ltd. at a price of C$ 0.36 per unit.

I now have ownership of, and control and direction over, a total of 17,507,040 common shares (representing 20.61% of Genco’s outstanding common shares), warrants to purchase a further 11,314,000 shares and options to purchase an additional 300,000 shares. If the warrants and options were exercised, I would have ownership of, and control and direction over, 29.80% of the outstanding shares of Genco.

I acquired the shares and warrants for investment purposes as an accredited investor. Presently, I do not have any intention to acquire any further securities of Genco but may do so in the future depending upon market circumstances.

I have filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the acquisition. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from Genco.